PAID, INC.
4 Brussels Street
Worcester, MA 01610

February 1, 2010

VIA EDGAR

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C, 20549

Dear Mr. Owings:

On behalf of Paid, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated December 30, 2009 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, filed on March 16, 2009.  The following repeats your comment with the Company’s response:

Item 1.  Business, page 1

Intellectual Property, page 5

1.
Question – Please discuss the importance of your patented shipping calculator and automated auction checkout and order processing system to your business and the duration and effect of all patents held.  See Item 101(c)(1)(iv) of Regulation S-K.

Response – The Company’s business model does not rely on the patented online auction shipping calculator and automated auction checkout. However, the patented shipping calculator and automated auction checkout may be important to the online auction industry and could be a key component to online auction companies. Paid has been working to expand its patent through additional filings with the U.S. Patent and Trademark Office and has been awaiting a review for over two years. Current patent protection is through the year 2022.

Item 1A.  Risk Factors, page 6

2.
Question – On pages 6, 7 and 14, you discuss advances paid to musical artists for tours.  Please clarify whether you book tours for musical artists, or whether this refers to advances paid for merchandise or tickets you sell on behalf of artists, or something else.  In future filings, please clarify this in the “Business” discussion.

Response – The Company pays advances on merchandise and VIP programs to artists and/or celebrities, and generally agrees to recoup advances out of the artists’ and celebrities’ share of profits, as agreed upon in the agreement with the artist and/or celebrity.  We do not book tours for musical artists and Paid's business currently focuses on merchandise and VIP programs.  We will clarify this information in future filings.

“The live entertainment business is highly sensitive to public tastes…,” page 14

3.	Question – You refer to “touring theatrical performances” here. Please clarify this part of your business. If material, in future filings, please discuss this earlier in the “Business” section.

Response – We intended touring theatrical performances to mean concerts and other musical performances by our artists and celebrities.  We do not act as either the booking agent or promoter, although our business model may change over time.  In future filings, we will discuss these practices earlier in our “Business” section as we deem it to be material.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.
Question – We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements.  It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  Therefore, please provide the following:

•
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Response – Key variables include the number and type of artists/clients that the company represents.  For example, representation of an athlete will generate revenues principally from sales of merchandise through their website, but those sales are dependent upon the athlete performing well on the field of play and remaining with their current team.  These types of clients produce low levels of sales, but do not require large amounts of overhead.

On the other hand, performing artists – bands, singers, dancers, etc. – provide the possibility of tours and the related fan experiences and tour merchandise sales that the company offers to their fans.  These clients have the potential, if on tour, of producing large amounts of revenue, but also require expenditure of large amounts of expense to support the effort.

Items that might cause reported historical information to not be indicative of future performance include touring schedules of artists currently represented by the Company, our ability to add new nationally recognized artists to our client list, and our ability to design new merchandise for our clients and successfully market it to both new and existing customers.

As discussed in the discussion of Results of Operations, most artists do not announce tour schedules until two to four months in advance of the first show.  Also as discussed to some degree in that section, management has been working to broaden the client base in an effort to provide more opportunity for tours by a broader range of clients.  Success in this effort should produce the opportunity for the level of activity to be more consistent, and less dependent on a limited number of artists, and,  in turn, creating less variability in operations.

In future filings we will attempt to better address these matters in the “Overview” section.

Critical Accounting Policies, page 23

5.
Question – In future filings, please revise the discussion of your critical accounting policies to focus on assumptions and uncertainties that underlie your critical accounting estimates.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.  For example, if reasonably likely changes in an assumption used in valuing your inventories or recognizing revenues would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified.  Refer to Section V of our Release No. 33-8350.

Response –

In future filings, we will revise our discussion of critical accounting policies to focus on assumptions and uncertainties that underlie our critical accounting estimates.

As stated in the filing, the Company’s critical accounting policies relate to inventory valuation and revenue recognition.

As discussed on page 23 valuation of our “inventories are comprised of merchandise and collectibles that relates to performing artists and athletes and valuation of it is more subjective than with more standard inventories. General economic conditions, tour schedules of performing artists, and the reputation of the performing artists/athletes, might make sale or disposition of these inventories more or less difficult.”  Our inventories at December 31, 2008 were reported net of a reserve of $475,000 or approximately 32% of historical cost.  On an elasticity basis, this reserve could be increased or decreased by $100,000 (approximately 20%) and, in relation to, a $4.7 million loss, the affect on results of operations is not considered to be material to an investor.  Furthermore, an increase or decrease in the reserve of $100,000 would not materially affect accumulated deficit or shareholders’ equity which were stated at $36 million and $599,000, respectively.

Revenues recognized from non-monetary transactions are generally small and subject to management’s estimates of the value received.  A change in that judgment would not have a material effect on the financial condition or results of operations of the Company either for the current, prior, or future periods.

In future periods we will revise our discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates and quantify, where material, and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.

Working Capital and Liquidity, page 26

6.
Question – Please explain to us in more detail, and describe in future filings, the sources of liquidity from which you believe you will have sufficient cash resources to fund operations for the next 12 months.  We note that you state that you expect growth in revenues and gross profits.  We would like you to explain this in more detail given that a majority of your revenue appears to come from Aerosmith, who cancelled their tour in August 2009 and does not appear likely to tour again in the near future due to Steven Tyler’s injury.  Given the above, we would assume that your revenues and gross profits would likely be lower next year than they were this year.  Please also explain and disclose in future filings the actual and expected impact on your financial statements of Aerosmith not touring in the near future.

Response – At the time that the Form 10-K for the year ended December 31, 2008 was filed on March 16, 2009 it was anticipated that Aerosmith would tour later in 2009.  Steven Tyler’s injury occurred some four and one half months later.  At the time of our annual filing, management was not able to anticipate that Steven Tyler would be injured, or that any future injury would be severe enough to necessitate cancelling the remainder of the tour.  In fact, Aerosmith did begin a tour, originally scheduled for forty dates, during the second quarter of 2009.  It is also not clear that Aerosmith will not tour again in the relatively near future, whether with Steven Tyler or with a replacement singer.

The disclosures in Note 1 to the financial statements indicate that there are concentrations of revenues related to a limited number of performing artists.  Although the names of the artists are not disclosed, the implication of the related risks is present.

Revenues for the nine months ended September 30, 2009 were 211% of those for the comparable period in 2008 and gross profit for the nine months ended September 30, 2009 was 260% of that for the prior year.

In addition, management has been diligently working to broaden the group of artists and organizations it represents in addressing this concentration.  It is possible that revenues and gross profits in future years may grow despite any reduced activity from Aerosmith.

Certainly, if Aerosmith does not tour in the future, there will be an impact on future revenues.  This impact would either create an impediment to growth in revenues or cause revenues to decrease in future periods depending on whether we had replacement artists, celebrities and organizations.

In addition, we note the inclusion of the risk factor on page 14 of the filing beginning with “Our success in providing services and merchandise depends upon the popularity of the musical artist, celebrity, athlete and other entities that we serve” and which states in pertinent part: “The Company can be adversely affected, and incur substantial loss of revenue, if an entire tour, or one or more shows within a tour, is terminated due to lack of interest, illness, death, or for any other reason.”

In future filings we will attempt to expand our discussion to provide more detail related to working capital and liquidity.

Item 9A.  Controls and Procedures, page 27

7.
Question – We note that your disclosure controls and procedures, and your internal controls over financial reporting, were not effective.  In addition, you report in your most recent Form 10-Q for the quarterly period ended September 30, 2009 that you have not remediated any of the material weaknesses other than what was described in your Form 10-K for the year ended December 31, 2008.  Please explain to us the status of the material weaknesses and their components disclosed here and in your most recent Form 10-Q.  Tell us whether or not the company has remediated the material weaknesses and, if not, when and how the company expects to do so.

Response – The Company is small with limited resources to devote to these important matters.  However, the Company is currently is in the process of strengthening its finance and accounting staff which should provide the Company with the opportunity to address the Company’s  ineffective controls.

Item 11.  Executive compensation, page 36

Compensation Discussion and Analysis, page 36

Elements of Compensation, page 36

8.
Question – It appears that individual officer performance is an important factor in determining compensation.  Please discuss, with a view toward future disclosure, how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.

Response – The Company has only two named executive officers, its President/CEO and Vice President/CFO.  The salaries for these two officers have not changed during the three year period ended December 31, 2008.  Both named executive officers were granted stock options in 2008, but in recent history have received no other compensation.  The Company determined to award the named executives stock options in 2008 as an incentive.  The Company has determined that it is difficult to distinguish the efforts between its two named officers, and that a difference in salaries or compensation of its two key employees in such a small organization would not be beneficial to morale.  Since the Company has only two executive officers with relatively low salaries, both of whom devote all of their energies to the success of the Company, the named executives’ compensation is not structured to reflect registrant performance, and there is no established policy or formula for deciding when to award such long-term compensation or the amount of compensation.  In future filings, the Company will provide more details regarding these matters.

Benchmarking and Consultants, page 38

9.
Question – Please reconcile this discussion with the statement on page 36 that “the Board does not believe that a sufficient peer group exists to appropriately compare the base salaries against other companies….”

Response – Under the heading, “Benchmarking and Consultants”, the Company stated that it will, “if appropriate,” compare the compensation for the executive officers with that of the executive officers in an appropriate market comparison group comprised of smaller public entities.  The Board did not choose to compare the compensation against a market comparison group, but may choose to do so in the future.

10.
Question – Since you refer to the amount of compensation paid by a comparison group comprised of smaller public entities, please include the benchmarking information set forth in Item 402(b)(2)(xiv) of Regulation S-K.

Response - The Company did not compare the compensation for the executive officers with that of the executive officers in an appropriate market comparison group, and thus, has no benchmarking information.

Item 13.  Certain Relationships and Related Transactions, page 42

11.
Question – We note your disclosure that during 2008, the Company assigned options to purchase 340,000 shares of stock from Leslie Rotman to certain individuals in exchange for $123,464.  Please describe these transactions and their purpose in greater detail.

Response – In 2001 the Company entered into an Agreement and Plan of Merger under which Rotman Collectibles, Inc., a Massachusetts corporation (“Seller”) was merged into the Company’s Delaware subsidiary, named Rotman Collectibles, Inc. (“Buyer”).  A dispute arose relative to the value the Company received in connection with this transaction and, in 2005, Buyer and Seller entered into a Settlement Agreement and Mutual Release under which Seller delivered 2,000,000 shares of Company stock into escrow, and granted Buyer an option to purchase the shares for $.001 per share.  The option was assignable by Buyer.  Over the succeeding years the Buyer periodically assigned the option to acquire some of these shares to unrelated third parties in exchange for cash.  The prices received in these transactions were a result of negotiation and were generally at approximately 10% below the market of the Company’s stock.  This discount was attributable to the inability of the third party to quickly liquidate the shares without affecting the market value of the stock due to the size of the block of shares being acquired.  There has never been any consideration received in connection with these assignments other than cash and there is absolutely no compensation involved in the assignment transactions.

The purpose of the assignments is to make the Buyer whole with respect to the 2001 merger from which the dispute arose as to the value received in the original transaction.   It is important to understand that the assignments of these call options were always with unrelated third parties.  The related party transactions took place in 2001, when the Agreement and Plan of Merger, and 2005, when the Settlement Agreement and Mutual Release, were negotiated, and were more fully disclosed at that time.

Report of the Independent Registered Public Accounting Firm, page F-2

12.
Question – We note that the audit opinion on your financial statements refers to your auditors’ opinion on internal control over financial reporting dated March 13, 2009.  That opinion as presented on page 33 is dated March 16, 2009.  Please confirm to us that that is the opinion your auditors referred to and ensure in future filings that your audit opinion refers to the actual date of the opinion on internal control over financial reporting.

Response – This is dating issue is merely a scriveners’ error.  The correct date of the auditors’ opinion on internal control over financial reporting is March 16, 2009 and the reference to it in the audit opinion on our financial statements should have been March 16, 2009, as well.  We have confirmed this with our auditors, and will insure in future filings that their audit opinion refers to the actual date of the opinion on internal control over financial reporting.

Consolidated Balance Sheets, page F-3

13.
Question – In future filings, please revise your balance sheet line item description “Commitments and contingencies” to include a reference to the note to your financial statements where these items are discussed.  Refer to Rule 5-02.25 of Regulation S-X.

Response –In future filings the Company will include a reference to the note to the financial statements that discusses “Commitments and Contingencies”.

Note 7.  Common Stock, page F-12

14.
Question – Please explain to us in more detail your accounting for stock based compensation.  We note your frequent references to intrinsic value in this footnote and on the Statement of Stockholders’ Equity and Statements of Cash Flows.  We would like you to explain how intrinsic value is relevant given the requirements of ASC Topic 718 to measure the fair value of the award at the grant date and recognize that fair value as an expense over the employee’s requisite service period.  Please also consider how these references to intrinsic value might be confusing to your investors and consider revising them in future filings.

Response – Stock based compensation has been accounted for at fair value in accordance with the requirements of ASC Topic 718.

Our 2001 Plan is used to compensate employees and consultants through the award of options to acquire Company Stock at $.001 per share, regardless of the market value of our stock.  The difference between market and exercise price (intrinsic value) is recorded as compensation.  A Black-Scholes calculation is also made to calculate any potential additional fair value associated with these options, and it calculates a de minimis amount, since options granted under this plan are fully vested upon award and are generally exercised within a week of grant.

Awards under our 2002 Plan have no intrinsic value since they are awarded at market.  Here the fair value is calculated through a Black-Scholes calculation and the resultant amount is then amortized over the vesting period.

Our goal in using the term “intrinsic value” was to avoid confusion for our investors.

In future filings we will seek alternative language to intrinsic value.  Our concern was that the use of term “Fair value” would not distinguish these amounts from those calculated under ASC Topic 718 and the Black-Scholes valuation model.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us with any additional comments or questions.

Finally, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PAID, INC.

By:	/s/ Richard Rotman
Richard Rotman
Vice President and CFO